

November 18, 2010

Via U.S. Mail

Ms. Roya Behnia
General Counsel and Secretary
Rewards Network Inc.
Two North Riverside Plaza Suite 950
Chicago, Illinois 60606

> **Re:** **Rewards Network Inc.**
> **Schedule 14D-9 and Schedule 13E-3**
> **Filed on November 8, 2010**
> **File No. 005-35435**

Dear Ms. Behnia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

The Solicitation or Recommendation, page 13

1. Please make the statement required by Item 1012(e) of Regulation M-A.

Background of the Offer and Merger, page 13

2. Management appears to have prepared three sets of financial forecasts (see disclosure on pages 14, 17 and 18), but you have only disclosed two sets of forecasts on page 27. Please revise your disclosure, or advise.

Reasons for the Recommendation of the Special Committee and the Board of Directors, page 20

3.      You have included four pages of disclosure regarding the factors that the special
        committee and the board of directors believe support its fairness conclusion.  Please
        balance this disclosure with any negative factors which the special committee and board
        of directors believe may not support its fairness conclusion.

4.      You have stated your belief as to the fairness of the transaction to security holders, other
        than EGI and its affiliates.  Please express all statements with regard to fairness with
        reference to the unaffiliated security holders of the issuer.  See Item 1014(a) of
        Regulation M-A.

5.      Please express the conclusion of the board of directors and the special committee as to
        whether the transaction is substantively and procedurally fair to unaffiliated security
        holders.  Refer to Q&A No. 21 of SEC Release No. 34-17719 (April 19, 1981).

6.      You state that the special committee did not consider the liquidation value of Rewards,
        because Rewards is a viable going concern.  However, this is a method of valuation
        which may be relevant, regardless of your intent or ability to effect it.  See Instruction 2
        to Item 1014 of Regulation M-A.  Please revise.

The Board of Directors, page 26

7.      A filing person may rely upon the analyses and conclusions produced by another party to
        the extent that the filing person expressly adopts those analyses and conclusions, and
        such analyses and conclusions are disclosed and satisfy the disclosure standards set forth
        in Instruction 2 to Item 1014 of Regulation M-A.  See Q&A No. 20 of SEC Release
        No. 34-17719 (April 13, 1981).  In this regard, it appears that the board of directors
        considered the findings of the special committee.  To the extent that the board of directors
        relied on the special committee's analysis and did not perform its own, the board of
        directors must specifically adopt the analyses and conclusions of the special committee.

Opinion of the Special Committee's Financial Advisor, page 28

8.      For each method of analysis, please revise to provide additional disclosure about the
        underlying data used to calculate the values in each analysis. For example, it may be
        helpful for security holders to understand whether there were high, low, average or
        median values calculated. We note that you include some of this information.  Please
        include comparable information for Rewards if the financial advisor considered this
        information.  It may be useful if this additional information is disclosed in tabular format.
        In addition, please revise to discuss why particular multiples or discount rates were used
        in each analysis.  Please also revise to summarize the results of each method of analysis
        and describe how the results support the opinion that the consideration is fair to

unaffiliated shareholders. Regarding the selected public companies analysis and selected precedent transactions analysis, please further describe the reasons or basis for not relying upon these analyses given that the financial advisor selected similar companies which were customer loyalty and/or rewards providers; we note that each of these analyses resulted in a higher implied per share equity reference range than the per share consideration in the offer.

9.      Please disclose that, in choosing the comparable public companies, Harris Williams appears to have selected companies with an overall median market capitalization of twenty times that of the company. Please also disclose why truly comparable companies were not selected by Harris Williams.

10.     Please disclose the portion of Harris Williams' fee that is contingent upon consummation of the transaction.

Schedule 13E-3

Exhibit (c)(2)

11.     This exhibit contains several disclaimers that these materials are solely for the use of the special committee. Please revise to remove the implication that security holders are not entitled to rely on the materials. Alternatively, advise us of the basis for Harris Williams' belief that shareholders cannot rely upon the opinion to support any claims against Harris Williams arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Harris Williams). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to Harris Williams would have no effect on the rights and responsibilities of either Harris Williams or your board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc:     Via facsimile:  (312) 782-8585
        Timothy J. Melton, Esq.
        Jones Day